UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On December 3, 2024, the Board of Directors (the “Board”) of Gauzy Ltd. (the “Company”) approved the appointment of Lilach Payorski to its Board and chairperson of its audit committee, effective December 3, 2024.

Lilach Payorski is a seasoned strategic finance and operations executive with over 25 years of experience in large, fast-growing, multinational public companies and has experience in a wide range of sectors, including software-as-a-service, cybersecurity, semiconductors, 3D-printing, pharmaceuticals and consumer technology, where she has worked on mergers and acquisitions and business strategies, go-to-market strategy development and operational activities. Ms. Payorski serves as a member of the board of directors of Oddity Tech Ltd. (Nasdaq: ODD), including as the chairperson of its audit committee and a member of its compensation committee, since March 2022. In addition, Ms. Payorski serves as a member of the board of directors of Kamada Ltd. (Nasdaq: KDMA), including as a member of its audit and compensation committees, since December 2021. Ms. Payorski also served as a member of the board of directors, including as chairperson of the audit committee and a member of the compensation committee, of Scodix Ltd. (TASE: SCDX) from 2021 to 2024. Ms. Payorski previously served as the chief financial officer of Stratasys Ltd. (Nasdaq: SYSS) from January 2017 to February 2022. Prior to that, from December 2012 to December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys Ltd. Prior to these roles, Ms. Payorski served in various finance and accounting managerial roles at PMC-Sierra Inc. (NASDAQ: PMCS), Check Point Software Technologies Ltd. (Nasdaq: CHKP), Wind River Systems, Inc. (NASDAQ: WIND) and Ernst & Young in Israel and the United States. Ms. Payorski holds a B.A. in Accounting and Economics from Tel-Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

In addition, attached hereto and incorporated herein is the Company’s press release issued on December 3, 2024, titled “Gauzy Appoints Seasoned Public Company Executive and Director Lilach Payorski to Board of Directors”.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release titled: “Gauzy Appoints Seasoned Public Company Executive and Director Lilach Payorski to Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2024	Gauzy Ltd.

	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

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